[LOGO OF ACERGY]

                                                               seabed-to-surface

            ACERGY S.A. SECURES HEAVY CONSTRUCTION SHIP FOR ASIA AND
                     RECEIVES A $35 MILLION LETTER OF INTENT

London, England - June 9, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today the charter of the Toisa Proteus from the Toisa/Sealion Group of companies. The ship will provide offshore construction and diving services in the Asia Pacific region for a period of three years upon completion of her current charter. The Toisa Proteus, which was built at the Van Der Geissen yard in 2002, is an offshore heavy construction and diving support ship of 132 metres over all and 22 metres beam. She has Class 3 dynamic positioning, a heave compensated crane with 400 metric tonne lift capability and a saturation diving system for 14 divers.

Acergy also announced today the receipt of a Letter of Intent valued at approximately $35 million from Tanker Pacific Offshore Terminals Pte.Ltd., for the transportation and installation of the Submerged Turret Production Buoy moorings for the FPSO, flowlines, risers and well control umbilical for a field development off the coast of New Zealand. Offshore installation, which will take place in water depths of up to 100 metres, is scheduled for late 2007 from the Toisa Proteus .

Jeff Champion, Vice President Acergy Asia and Middle East, said, "Following success on the Casino project and continued activity on the Sakhalin and Dai Hung projects, this Letter of Intent for work off New Zealand will lead to further development of our position in the SURF and deepwater market in Asia Pacific. The Toisa Proteus will be both the most modern and capable ship of her type in the Asia Pacific region and will compliment the new build Sapura 3000 heavy lift and deepwater pipelay ship ensuring that we have modern vessels located in this region that are best suited to the needs of our clients."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients

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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

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